Exhibit 99.78
News Release
Theratechnologies Announces Publication of Second Phase 3 Results in JAIDS
Montreal, Canada — March 1, 2010 — Theratechnologies (TSX: TH) today announced that the article entitled, “Effects of Tesamorelin, a Growth Hormone-Releasing Factor, in HIV-Infected Patients With Abdominal Fat Accumulation: A Randomized Placebo-Controlled Trial With a Safety Extension”, has been published in the March 1st issue of JAIDS Journal of Acquired Immune Deficiency Syndromes (Volume 53: pages 311-322) (http://journals.lww.com/jaids/pages/default.aspx).The article outlines, in detail, the 52-week data of the second Phase 3 trial, in evaluating tesamorelin for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy. Top-line results were initially disclosed in December 2008.
“We are proud to have data from our Phase 3 clinical program published in another recognized scientific publication,” commented Mr. Yves Rosconi, President and Chief Executive Officer of Theratechnologies. “This publication in JAIDS demonstrates, once again, a great interest on the part of the scientific community for tesamorelin,” concluded Mr. Rosconi.
About HIV-Associated Lipodystrophy
Several factors including a patient’s antiretroviral drug regimen and the HIV virus itself are thought to contribute to HIV-associated lipodystrophy, which is characterized by body composition changes, dyslipidemia and glucose intolerance. The changes in body composition include excess abdominal fat accumulation. There is currently no approved treatment available for the excess abdominal fat related to HIV-associated lipodystrophy.
About Theratechnologies
Theratechnologies (TSX: TH) is a Canadian biopharmaceutical company that discovers and develops innovative therapeutic products, with an emphasis on peptides, for commercialization. The Company targets unmet medical needs in financially attractive specialty markets where it can retain all or part of the commercial rights to its products. Its most advanced compound, tesamorelin, is an analogue of the human growth hormone releasing factor. In 2009, Theratechnologies submitted a New Drug Application to the U.S. Food and Drug Administration, seeking approval of tesamorelin for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy. The Company’s growth strategy is centered on the commercialization of tesamorelin in the United States and in other markets for HIV-associated lipodystrophy, as well as the development of clinical programs for tesamorelin in other medical conditions.
Contact:
Andrea Gilpin
Vice President, IR & Communications
Theratechnologies Inc.
Phone: 514 336-7800, ext. 205
communications@theratech.com
Theratechnologies Inc.
2310 Alfred-Nobel Blvd., Montréal, Québec, Canada H4S 2B4
Phone: 514 336-7800 • Fax: 514 336-7242 • www.theratech.com